

08028242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65461

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Angeles Capital Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

520 S. Grand Avenue, #700
(No. and Street)

Los Angeles,   California   90071
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Battison, III   213-683-5396
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – if individual, state last, first, middle name)

11300 West Olympic Blvd., Suite 875   Los Angeles, CA 90064
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

q

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William J. Battison__, _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Angeles Capital Group, LLC___ , as of __December 31,__ _____, 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

(signature)
Signature

MANAGING Director
Title

(signature)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _L.A_

On _2-27-08_ before me, _S Finestone notary public_,
  Date   Here Insert Name and Title of the Officer

personally appeared _____
                                    Name(s) of Signer(s)

_William J. Battson_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
                    Signature of Notary Public

S. FINESTONE
COMM. #1535929
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. Jan 15, 2009
ESI1   ESI1

Place Notary Seal Above

———————————————— **OPTIONAL** ————————————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _SEC Annual Audited Report_

Document Date: _____ Number of Pages: _2_

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

| RIGHT THUMBPRINT |
| OF SIGNER |
| Top of thumb here |

Signer Is Representing: _____

Signer's Name: _____
☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

| RIGHT THUMBPRINT |
| OF SIGNER |
| Top of thumb here |

Signer Is Representing: _____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

ANGELES CAPITAL GROUP, LLC
520 SOUTH GRAND AVENUE, SUITE 700
LOS ANGELES, CALIFORNIA 90071

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Angeles Capital Group, LLC as of December 31, 2007 and related statements of income (loss), changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Angeles Capital Group, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Angeles Capital Group, LLC as of December 31, 2007 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2008

1

ANGELES CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash	$ 265,370
Total Assets	$ 265,370

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 201,682
Taxes payable	800
Total liabilities	202,482
Member's equity	62,888
	$ 265,370

See the accompanying notes to the financial statements.

ANGELES CAPITAL GROUP, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues		
	Investment banking fees	$ 68,551
	NASD rebate	35,000
	Interest	546
	Total revenues	104,097
Expenses – Page - 10		(660,584)
(Loss) Before Income Tax		(556,487)
State Tax Provision		800
	Net (Loss)	$(557,287)

See the accompanying notes to the financial statements.

3

ANGELES CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Member's Equity
Balance, December 31, 2006	$ 632,675
Distributions	(12,500)
Net (Loss)	(557,287)
Balance, December 31, 2007	$ 62,888

See the accompanying notes to the financial statements.

4

ANGELES CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net (loss)	$(557,287)
Adjustments to reconcile net income to net cash from operating activities	
Changes in operation assets and liabilities	
Receivables	870
Accrued expense	199,042
Taxes payable	(5,200)
Net cash used in operating activities	(362,575)
Cash flows from financing activities	
Distributions	(12,500)
Net cash used in financing activities	(12,500)
Net decrease in cash	(375,075)
Cash, beginning of year	640,445
Cash, end of year	$ 265,370
Supplemental disclosure of cash flow information:	
Income tax provision	$ 800
Interest paid	--

See the accompanying notes to the financial statements

ANGELES CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Angeles Capital Group, LLC (the "Company") is a registered broker-dealer licensed by the United Sates Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company provides investment banking services for established and emerging companies. These services include consultation and assistance with private and public offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received.

Income Taxes. The Company is a Limited Liability Company, (LLC). Due to having one member, the Company is considered a single member LLC for federal tax purposes. As such it pays no Federal tax but passes its income or loss directly to its member. There is a minimum state tax ($800) plus a fee based on revenue over $250,000. In 2007, the Company's tax provision was as follows:

2007 state tax $ 800

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2007, the Company's net capital of $62,888 was $49,389 in excess of the amount required by the SEC. The Company's ratio of aggregate indebtedness to net capital was 322% to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANGELES CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2007

NOTE 4 – <u>EXEMPTION FROM THE SEC RULE 15C3-3</u>

Angeles Capital Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Angeles Capital Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 (i).

Angeles Capital Group, LLC is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k) (2) (i) exemptive provision. The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, The Company has complied with the exemptive provisions throughout the year ended December 31, 2007.

ANGELES CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

    Total ownership equity from statement of
financial condition $ 62,888

    NET CAPITAL $ 62,888

COMPUTATION OF NET CAPITAL REQUIREMENTS

    Minimum net aggregate indebtedness-
6-2/3 of net aggregate indebtedness $ 13,499

    Minimum dollar net capital required $ 5,000

    Net Capital required (greater of above amounts) $ 13,499

    EXCESS CAPITAL $ 49,389

    Excess net capital at 1000% (net capital less 10%
of aggregate indebtedness) $ 42,640

COMPUTATION OF AGGREGATE INDEBTEDNESS

    Total liabilities $ 202,482

    Percentage of aggregate indebtedness to net capital   322%

    Percentage of debt to debt-equity to total
computed in accordance with Rule 15c 3-1(d)   NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2007 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	63,688
State taxes payable	(800)
Audited net capital	62,888

See the accompanying notes to the financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Angeles Capital Group, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial
statements taken as a whole. The attached schedules of operating expenses for the year
ended December 31, 2007 are presented for purposes of additional information and are
not a required part of the basic financial statements. Such information has been subjected
to the auditing procedures applied in the audit of the basic financial statements and, in my
opinion, are fairly stated in all material respects in relation to the basic financial
statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2008

ANGELES CAPITAL GROUP, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

Operating Expenses

Auto	$	18,191
Benefit plan expense		17,355
Bank service charges		65
Dues & subscriptions		4,190
Employee benefit plan		498,990
Expense reimbursement		53,118
Insurance		5,424
Licenses and permits		2,760
Marketing		16,725
Miscellaneous		36
NASD/FINRA fees		1,459
Office expense		3,216
Payroll expense		21,664
Printing and reproduction		246
Rent – office		10,440
Trophy expense		6,160
Website expense		545
Total Operating Expenses	$	660,584

See the accompanying notes to the financial statements.

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PART II

ANGELES CAPITAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Angeles Capital Group, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental
schedules of Angeles Capital Group, LLC (the "Company") for the year ended December
31, 2007, I considered its internal control, including control activities for safeguarding
securities, in order to determine my auditing procedures for the purpose of expressing my
opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
I have made a study of the practices and procedures followed by the Company including
tests of such practices and procedures that I considered relevant to the objectives stated in
Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or
aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining
compliance with the exemptive provisions of Rule 15c3-3. Because the Company does
not carry securities accounts for customers or perform custodial functions relating to
customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

   1. Making quarterly securities examinations, counts, verifications, and
   comparisons

   2. Recordation of differences required by Rule 17a-13

   3. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal
   Reserve System

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices
and procedures can be expected to achieve the SEC's above-mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide

11

Members
Angeles Capital Group, LLC
Los Angeles, CA

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of its Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2008

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